April 26, 2005


Mail Stop 0409

	VIA U.S. MAIL AND FAX (864) 239-5824

Mr. Brian H. Shuman
Sr. Vice President and Chief Financial Officer
National Partnership Investments Corp
55 Beattie Place, PO Box 1089
Greenville, SC 29602

Re:	National Tax Credit Investors II
	Form 10-KSB for the year ended December 31, 2004
	File No. 0-20610

Dear Mr. Shuman:

      We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comments, we may also ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm
1. Please file the report(s) of the independent accountants referenced by the principal accountants in their report, as required by Rule 2-05 of Regulation S-X.

Note 1 - Organization and Summary of Significant Accounting
Policies

Recent Accounting Pronouncements
2. You determined that seventeen of the entities in which the Partnership holds an interest at December 31, 2004 are VIEs and the
Partnership is not the Primary Beneficiary of any of these entities.
In a supplemental response, please tell us how you determined seventeen of the entities were VIEs and the remaining fourteen entities, of which the Partnership holds an interest of greater than fifty-percent in eleven of them after December 15, 2004, were not VIEs. In your response, please address the authority and obligations of the general partner(s) of the Local Limited Partnerships, and your relationship with the general partners. Finally, please quantify the equity investment at risk for each Local General Partner, net of any upfront fees received.
3. You refer to the Partnership`s maximum exposure to loss at December 31, 2004 relative to determining the primary beneficiary for the identified VIEs. In a supplemental response, please tell us whether you evaluated the Partnership`s expected losses and residual returns and equity investment at risk as applicable at the time the
Partnership became involved with the Local Partnerships, as opposed to its equity at risk at December 31, 2004. Additionally, please address whether you included the Partnership`s rights to tax credits in the expected cash flows.

Note 2 - Investments in Local Partnerships
4. It appears you applied the cost recovery method for the sale of partial interests in Rancho Del Mar Limited Partnership and Wedgewood
Commons Limited Partnership in 2003. In a supplemental response, please advise us how you analyzed the criteria in paragraph 5 of SFAS
66 and explain what paragraph in SFAS 66 supports your accounting treatment. Additionally, if the sales price of the partial interest was proportionately less than the carrying amount of the interest sold, please tell us if you applied the relative fair value of your investment to your remaining basis to assess impairment.


*    *    *    *




      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Matthew Dowling, Staff Accountant, at (202)
824-5141 or me at (202) 824-5222 if you have questions.


						Sincerely,


Steven Jacobs
						Accounting Branch Chief
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National Tax Credit Investors II
April 26, 2005
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